BLUE APRON HOLDINGS, INC.

28 Liberty Street
New York, NY 10005

December 17, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Blue Apron Holdings, Inc. Registration Statement on Form S-3 File No. 333-261607

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Blue Apron Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-261607), so that it may become effective at 4:30 p.m. Eastern time on December 21, 2021, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

BLUE APRON HOLDINGS, INC.

By:	/s/ Meredith L. Deutsch
Name: Meredith L. Deutsch
Title: General Counsel and Corporate Secretary

cc:	David A. Westenberg
Wilmer Cutler Pickering Hale and Dorr LLP